United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

ARRIVED SFR GENESIS FUND, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-1393127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, Arrived Fund Manager, LLC, our Manager and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the Manager can guarantee future performance, or that future developments affecting our company, the Manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (the “Commission”), which may be accessed here and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 61 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Overview

Arrived SFR Genesis Fund, LLC (the “Company”, “us”, “we”, “our” and other similar terms) is a Delaware limited liability company formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. We expect to use substantially all of the net proceeds from this offering to originate, acquire and structure a diversified portfolio of single family residential real estate properties. We may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We are externally managed by Arrived Fund Manager, LLC (our “Manager”), which is a wholly-owned subsidiary of our sponsor, Arrived Holdings, Inc. (our “sponsor”). Arrived Holdings, Inc. owns and operates an online investment platform www.arrived.com (the “Arrived Platform”) that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Arrived platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We intend to elect to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2023, however, we may in our sole discretion determine to delay such election until beginning with our taxable year ended December 31, 2024.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 21 in our Offering Circular which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Offering Results

We are offering up to $75,000,000 in our common shares, which represents the maximum offering amount we can raise in any 12-month period pursuant to Regulation A. The minimum investment in our common shares for initial purchases is $100 worth of common shares, rounded up to the nearest whole share. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement. As of June 30, 2024, we have raised cumulative gross offering proceeds of approximately $14,032,900 from settled subscriptions. We expect to offer common shares in our offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time.

Until the last day of the second full calendar quarter following the initial qualification of our offering (the “initial period”), the per share purchase price for our common shares in our offering will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares in our offering will be adjusted by our Manager at the beginning of every quarterly period in accordance with the Company’s limited liability company operating agreement, to be no less than the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our common shareholders with limited liquidity for their investment in our common shares.

Our offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

In the table below is the NAV per common share since September 25, 2023 (date of inception), as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
Inception (September 25, 2023)	$10.00	Initial Period
April 25, 2024	$9.97	Form 1-U
July 25, 2024	$9.97	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant.

Once we begin to make distributions, our Company expects the Manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the Manager. However, the Manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow you to pay for subscriptions, receive distributions, reinvest distributions, and receive redemption proceeds.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. While investors should view an investment in the Company as long-term, we are adopting a redemption plan whereby, on a quarterly basis, at any time after six (6) months following the purchase of common shares, an investor has the opportunity to obtain liquidity as described in detail in our offering circular.

As of June 30, 2024, no common shares had been submitted for redemption.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2- Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental income from our single family residential real estate properties. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Operating Results

For the six months ended June 30, 2024 and the period beginning May 1, 2023 (date of inception) through June 30, 2023, we had a net loss of approximately $566,027 and a net income of $0, respectively.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our offering to conduct our proposed operations. We intend to obtain the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

If we are unable to raise a substantial amount in gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We are offering up to $75 million in our common shares pursuant to Regulation A.

As of June 30, 2024, we do not have any outstanding unsecured Company-level debt. This does not include any debt secured by the real property of our unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 80% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we expect to make payments to our Manager in connection with the management of our assets and costs incurred by our Manager in providing services to us.

We intend to elect to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2023, however, we may in our sole discretion determine to delay such election until beginning with our taxable year ended December 31, 2024. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a monthly or other periodic basis. We have not established a minimum distribution level.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED SFR GENESIS FUND, LLC

FINANCIAL STATEMENTS

ARRIVED SFR GENESIS FUND, LLC
BALANCE SHEETS

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (audited)

ASSETS
Current assets:
Cash	$1,082,577	$56,913
Other receivables	18,047	-
Due to (from) third party property manager	12,437	-
Total current assets	1,113,062	56,913
Property and equipment, net	12,170,108	4,896,341
Deposits	69,053	1,995
Total assets	$13,352,223	$4,955,249

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$174,313	$27,677
Due to (from) third party property manager	-	25,440
Tenant deposits	69,053	1,995
Due to (from) related party	80,809	2,072,259
Total liabilities	$324,175	$2,127,370

Members’ equity:
Members’ capital	13,840,288	3,074,092
Accumulated deficit	(812,241)	(246,213)
Total members’ equity	13,028,047	2,827,879
Total liabilities and members’ equity	$13,352,223	$4,955,249

The accompanying notes are an integral part of these financial statements.

ARRIVED SFR GENESIS FUND, LLC
STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended June 30, 2024 (unaudited)	For the Period May 1, 2023 (Inception) to June 30, 2023

Rental Income	$175,786	$-
Total Revenue	175,786	-

Operating expenses
Insurance	14,038	-
Depreciation	93,882	-
Management fees	14,543	-
Management fees, related party	59,066	-
Repairs and maintenance	149,359	-
Property taxes	46,913	-
Other operating expenses	91,895	-
Sourcing Fees	254,042	-
Total Operating expenses	723,740	-
Loss from operations	(547,954)	-

Other expenses
Interest expense	18,073	-
Total other expenses	18,073	-
Net loss	$(566,027)	$-

The accompanying notes are an integral part of these financial statements.

ARRIVED SFR GENESIS FUND, LLC
STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

For the Six Months Ended June 30, 2024 (unaudited)

Balance as of January 1, 2024	$2,827,879
Issuance of common shares, net of offering costs	10,573,583
Deemed contribution from Manager	-
Distributions	192,612
Net loss	(566,027)
Balance as of June 30, 2024	13,028,047

For the Period May 1, 2023 (Inception) to June 30, 2023 (unaudited)

Balance as of May 1, 2023 (inception)	$-
Issuance of common shares, net of offering costs	-
Deemed contribution from Manager	-
Distributions	-
Net loss	-
Balance as of June 30, 2023	-

The accompanying notes are an integral part of these financial statements.

ARRIVED SFR GENESIS FUND, LLC
STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2024 (unaudited)	For the Period May 1, 2023 (Inception) to June 30, 2023 (unaudited)

Cash flows from operating activities:
Net loss	$(566,027)	$-
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	93,882	-
(Increase) decrease in assets
Deposit	(69,053)	-
Accounts receivable	(18,047)	-
Due to (from) third party property managers	(12,437)	-
Increase (decrease) of liabilities
Accrued expenses	174,313	-
Tenant deposit	69,053	-
Due to (from) from related party	80,809	-
Net cash provided by operating activities	(247,507)	-

Cash flows from investing activities:
Purchases of properties	(4,794,703)	-
Net cash used in investing activities	(4,794,703)	-

Cash flows from financing activities:
Repayments of bridge financing	(1,864,611)	-
Repayments of amounts due to related party	(2,833,711)	-
Net proceeds from the issuance of common shares	10,958,808	-
Distributions	(192,612)	-
Net cash (used in) financing activities	6,067,874	-

Net increase in cash	1,025,664	-

Cash at beginning of period	56,913	-
Cash at end of period	$1,082,577	$-

Supplemental disclosure of cash flow information:
Cash paid for income taxes	-	-
Cash paid for interest	-	-

The accompanying notes are an integral part of these financial statements.

ARRIVED SFR GENESIS FUND, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived SFR Genesis Fund, LLC (the “Company”) is a Delaware limited liability company formed on May 1, 2023 under the laws of Delaware. Arrived SFR Genesis Fund, LLC was formed to originate, invest in and manage a diversified portfolio of single family residential real estate properties. The Company will originate, acquire, and structure a diversified portfolio of single family residential real estate properties. The Company may also invest, to a limited extent, in residential real estate loans, as well as residential real estate debt securities (including residential mortgage-backed securities (“RMBS”), collateralized debt obligations (“CDOs”) and REIT senior unsecured debt), and other select residential real estate-related assets, where the underlying assets primarily consist of single family residential real estate properties. The Company may make investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company is managed by Arrived Fund Manager, LLC (“Manager”), which is a wholly-owned subsidiary of the Company’s sponsor, Arrived Holdings, Inc. (“Sponsor”). The Manager will be responsible for directing the management of the Company’s business and affairs, managing the day-to-day affairs, and implementing the Company’s investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. Our common shareholders do not elect or vote on the Company’s Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding the Company’s business.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Company expects the Manager to make distributions on a monthly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Sourcing Fee – Sponsor or its Affiliate

The Company pays up to 3.50% of the total purchase price of any property which the Company acquires. With respect to debt investments in residential real estate loans, the borrower will pay up to 2.0% of the amount funded by the Company, the Sponsor or affiliates of the Sponsor to acquire or originate such residential real estate loans. All such sourcing fees will be paid to the Sponsor.

Real Estate Commissions and Rebates — Sponsor or its Affiliate

In connection with asset purchases, the Company may receive a commission or rebate from the real estate agent in connection with the commission paid by the original property seller to the real estate agent.

Reimbursement of Acquisition / Origination Expenses — Manager

The Company will reimburse the Manager for actual expenses incurred in connection with the selection, acquisition, or origination of an investment, to the extent not reimbursed by the borrower in connection with any debt investments the Company may make, whether or not the Company ultimately acquire or originate the investment.

Reimbursement of Organization and Offering Expenses — Manager

The Company will pay the Manager an amount equal to 2.0% of the gross offering proceeds for out-of-pocket expenses in connection with our organization and offering expenses, including any such fees, costs and expenses allocable to the Company incurred in connection with executing the offering, consisting of underwriting, legal, accounting, escrow and compliance costs.

Asset Management Fee

The Manager will receive from the Company, on a quarterly basis, an asset management fee equal to an annualized rate of 1.0%, which is initially based on the net offering proceeds as of the end of each quarter. Following the last day of the second full calendar quarter following the initial qualification of the Company’s offering (“initial period”), the asset management fee will be based on the Company’s net asset value (“NAV”) at the end of each prior quarterly period. The per share purchase price for the Company’s common shares in its offering will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Following the initial period, the per share purchase price for the Company’s common shares in its offering will be adjusted by our Manager at the beginning of every quarterly period in accordance with the Operating Agreement, to be no less than the sum of the Company’s NAV divided by the number of the Company’s common shares outstanding as of the end of the prior quarterly period (“NAV per share”).

Management Reimbursement of Other Operating Expenses – Manager

The Company reimburses its Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company, which does not include the Manager’s overhead, employee costs borne by the Manager, utilities, or technology costs.

The expense reimbursements that the Company pays to its Manager also include expenses incurred by its sponsor in the performance of services under the shared services agreement between its Manager and its sponsor, including any increases in insurance attributable to the management or operation of the Company.

Management Reimbursement of Servicing Expenses – Manager or Other Party

The Company will reimburse its Manager for actual expenses incurred on the Company’s behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of the Company’s Manager.

Property Management Fee – Manager or its Affiliate

As compensation for the services provided by the property manager, the Company will pay to the Manager or its affiliate a property management fee equal to eight percent (8%) of gross receipts for the current calendar month. The Manager may subcontract with a local property manager to provide property management services in which event the Manager will be (i) entitled to retain the difference between the fees paid to the local property manager and the eight percent (8%) charged to the Company and (ii) responsible for any fees in excess of the eight percent (8%). If a property is vacant and not producing rental income, the property management fee will not be paid during any such period of vacancy.

“Gross Receipts” shall include unit rents, furniture or equipment rental, parking, forfeited security deposits applied to rental payments, late charges, judgments or awards (net of litigation costs) collected in the enforcement of any lease, income from coin-operated machines, proceeds from rental interruption insurance, application fees, and other miscellaneous income collected at the property, but shall exclude all other receipts, including but not limited to, security deposits (other than forfeited deposits applied to rent), interest earned on property accounts, proceeds of claims on account of insurance policies (other than rental interruption insurance), abatement of taxes, and awards arising out of takings by eminent domain, discounts and dividends on insurance policies and bonus payments by service providers for installation of services or equipment (such as cable television or laundry machines).

Property Disposition Fee

The Company will reimburse its Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, including closing costs of up to 1.0% of the gross proceeds, and 6.0% of the gross proceeds from such sale of such investments to the Manager as a disposition fee. The Manager will be (i) entitled to retain the difference between fees paid to the broker and the six percent (6.0%) charged to the Company and (ii) responsible for any fees in excess of the six percent (6.0%)].

Interest on Related Party Loans

The Company will pay interest at the current market rate to the Manager or its affiliates in connection with any loans provided by the Manager or its affiliates to finance the purchase price of each property acquisition. The Company may also pay a loan origination fee to the Manager or its affiliates that will be charged at the current market rate.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes and interest payable on the note (to be determined by either property’s mortgage or a collective of properties pledged).

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by property tenants.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate the carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2024.

Operating Expenses

The Company is responsible for the costs and expenses attributable to the activities of all of its properties. The Manager will bear its own expenses of an ordinary nature.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental revenue on a monthly basis when earned.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

The Company has elected and qualify to be taxed as a C corporation.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

The Company intends to elect to be treated as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2023, however, the Company may in it’s sole discretion determine to delay such election until beginning with it’s taxable year ended December 31, 2024.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates effective May 1, 2023 (date of inception) and the adoption of the standard had no effect on the financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard upon inception and it did not have a material impact on its financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, as modified by FASB ASU No. 2019-10 and other subsequently issued related ASUs. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this new guidance upon inception, utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semi-Annual Report is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following properties as of June 30, 2024 and 2023:

June 30, 2024

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
33 Alden Avenue, Portsmouth, VA 23702	$223,616	$73,750	$-	$297,366	$(3,388)	$293,978
11989 Blue Ash Lane, Independence, KY 41051	305,294	101,225	-	406,519	(1,850)	404,668
7334 Wilburton Lane, Northport, AL 35473	227,175	75,725	-	302,900	(2,065)	300,835
358 Cupp Circle, Shepherdsville, KY 40165	204,072	67,248	-	271,320	(3,710)	267,610
11522 S. 275th E Place, Coweta, OK 74429	178,718	59,573	-	238,290	(2,708)	235,582
8295 Blue Ridge Drive, Southaven, MS 38672	235,784	78,000	-	313,784	(4,287)	309,497
5382 Aster Drive, Plainfield, IN 46168	288,135	96,250	-	384,385	(1,746)	382,639
4022 Ryan Drive SW, Decatur, AL 35603	216,406	71,975	-	288,381	(1,312)	287,069
794 Carolina Way, Avon, IN 46123	269,510	90,000	-	359,510	-	359,510
195 Lindsell Road, Athens, TN 37303	212,845	69,968	-	282,812	(3,225)	279,587
14743 London Lane, Athens, AL 35613	241,982	80,000	-	321,982	(4,400)	317,582
13047 S. Old Pine Court, Herriman, UT 84096	374,480	125,000	-	499,480	(2,270)	497,210
410 Sagebrush Avenue, Lowell, AR 72745	217,380	71,250	3,254	291,884	(1,317)	290,567
554 Vining Lane, Bowling Green, KY 42104	241,247	80,000	-	321,247	(4,386)	316,860
1000 Clayton Road, Cave Springs, AR 72718	275,107	91,250	-	366,357	(2,884)	363,473
5071 E. Rustic Patch Road, Eagle Mountain, UT 84005	359,999	119,750	-	479,749	(1,091)	478,658
2288 Dodson Drive, East Point, GA 30344	180,390	64,250	12,680	257,320	(2,770)	254,550
2150 Tulip Drive, Hernando, MS 38632	260,718	85,998	-	346,715	(1,580)	345,135
15820 Flat Rock Court, Harvest, AL, 35749	196,896	68,125	5,850	270,871	(3,163)	267,708
945 Barkwell Drive SW, Albuquerque, NM 87121	-	-	-	-	-	-

Address	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
975 Barkwell Drive SW, Albuquerque, NM 87121	-	-	-	-	-	-
884 S. Brambling Lane, Fayetteville, AR 72701	252,733	83,750	-	336,483	(1,532)	334,951
2597 Halo Lane, Tuscaloosa, AL 35405	192,132	63,405	-	255,537	(2,911)	252,626
3751 Aryana Avenue, Springdale, AR 72764	286,447	94,750	-	381,197	(1,736)	379,461
3920 Harper Franklin Avenue, Augusta, GA 30909	207,692	68,500	-	276,192	(3,776)	272,416
4033 Billie Lane NE, Cleveland, TN 37323	268,735	88,329	-	357,064	-	357,064
12112 Fall Court, Indianapolis, IN 46229	232,660	77,500	6,406	316,566	(1,410)	315,156
3502 Marksbury Drive, Greensboro, NC 27405	222,964	76,475	-	299,439	(2,027)	297,412
2330 McCampbell Wells Way, Knoxville, TN 37924	284,946	93,750	-	378,696	-	378,696
127 66th Avenue, Greeley, CO 80634	340,210	112,500	-	452,710	(6,186)	446,524
5331 Greenwood Road, Horn Lake, MS 38637	211,668	69,748	-	281,416	(3,207)	278,209
4503 Chapel Ridge Drive, Greensboro, NC 27405	207,278	68,750	-	276,028	(2,512)	273,516
1700 Oak Street, Chattanooga, TN 37404	294,069	96,875	-	390,944	(5,347)	385,597
3048 Pepperhill Drive, Grovetown, GA 30813	228,584	75,625	-	304,209	(1,385)	302,823
231 Center Field Drive, Tuscaloosa, AL 35405	215,215	71,250	-	286,465	(3,261)	283,204
2962 Berna Way, Morristown, TN 37814	254,866	83,750	-	338,616	(2,317)	336,299
902 Marble Creek Drive, Wylie, TX 75240	270,534	89,250	69,776	429,560	(4,919)	424,642
4040 Billie Lane NE, Cleveland, TN 37323	241,289	79,237	-	320,526	-	320,526
308 O'Ferrell Street, Greensboro, NC 27405	211,496	69,975	-	281,471	(3,205)	278,267

Total	$9,133,271	$3,032,753	$97,966	$12,263,991	$(93,882)	$12,170,108
	9,133,271.19	3,032,753.25	97,966.32	12263990.76	(93,882.47)
	$-	$-	$-	$-	$-

June 30, 2023

No properties were acquired for the period May 1, 2023 (inception) to June 30, 2023.

Depreciation expense was $93,882 and $0 for the periods ending June 30, 2024 and 2023.

NOTE 5: RELATED PARTY TRANSACTIONS

Due from (to) Related Party

The Company enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2024, the Company owed an aggregate of $80,809, including the initial funding for the property purchases, offering expenses, sourcing fees, and other expense reimbursements. The advances are non-interest bearing with no stated repayment terms.

Management Fees

During the six months ended June 30, 2024 and the period May 1, 2023 (inception) through May 1, 2023, the total management fees charged by the Manager, asset management fees and property management fees, were an aggregate of $59,066 and $0, respectively.

NOTE 6: MEMBERS’ EQUITY

The Company’s Manager, Arrived Fund Manager, LLC, is a Delaware limited liability company and non-member manager of the Company. Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Company.

Common Shares

During the six months ended June 30, 2024 and the period May 1, 2023 (inception) to June 30, 2023, the Company sold 18.5% and 0% of its common shares for net proceeds of $13,840,288 and $0. The gross proceeds were reduced by 1% for direct offering costs of $144,667 and $0, paid to an unrelated broker and 2% for offering costs of $289,163 and $0 paid to the Manager.

Distributions

During the six months ended June 30, 2024 and the period May 1, 2023 (inception) to June 30, 2023, the Company accrued and paid distributions to investors totaling $192,612 and $0, respectively, which were recorded as a reduction to members’ capital.

NOTE 7: MANAGEMENT COMPENSATION

During the six months ended June 30, 2024 and the period May 1, 2023 (inception) to June 30, 2023, the total management compensation charged by the Manager and Sponsor, including offering expenses, asset management fees, property management fees, and sourcing fees, were $539,063 and $0, respectively.

The following table reflects the total management compensation paid by the Company during the six months ended June 30, 2024 and the period May 1, 2023 (inception) to June 30, 2023.

June 30, 2024

	Manager	Sponsor

Sourcing Fees	$-	$254,042
Offering Expense	225,955	-
Asset Management Fee	50,074	-
Property Management Fee	8,992	-
	$285,021	$254,042

June 30, 2023

No management compensation was incurred during the period May 1, 2023 (inception) to June 30, 2023.

NOTE 8: SUBSEQUENT EVENTS

The following list represents acquisitions that were closed after June 30, 2024.

Property Address	Purchase Price	Closing Date
945 Barkwell Drive SW, Albuquerque, NM 87121	$358,350	7/3/2024
975 Barkwell Drive SW, Albuquerque, NM 87121	$331,467	7/3/2024

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Form of Amended and Restated Operating Agreement
3.1	Distribution Reinvestment and Direct Share Purchase Plan (included in the Offering Circular as Appendix B and incorporated herein by reference)
4.1*	Form of Subscription Agreement
6.1*	Broker-Dealer Agreement
6.2*	Form of Shared Services Agreement
6.3*	Form of License Agreement

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 30, 2024.

Arrived SFR Genesis Fund, LLC

By:	Arrived Fund Manager, LLC

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 30, 2024
Ryan Frazier	(Acting Principal Executive Officer)

/s/ Sue Korn	Chief Financial Officer of Arrived Holdings, Inc.	September 30, 2024
Sue Korn	(Acting Principal Financial Officer and Principal Accounting Officer)